Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

110 Yonge Street, Suite 1601

Toronto, Ontario M5C 1T4

Item 2	Date of Material Change

March 17, 2025

Item 3	News Release

The press release attached as Schedule “A” was released on March 17, 2025 by a newswire company in Canada.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Ben Gagnon

Chief Executive Officer

Bitfarms Ltd.

Bgagnon@bitfarms.com

Item 9	Date of Report

March 17, 2025.

Schedule “A”

Bitfarms Advances U.S. Strategy with Completion of
Stronghold Digital Mining Acquisition

-1.1 GW PA Growth Pipeline Strategically Located for HPC/AI and BTC Mining-

- Positions Bitfarms as the leading Bitcoin miner in PJM market-

This news release constitutes a “designated news release” for the purposes of the Company’s second amended and restated prospectus supplement dated December 17, 2024, to its short form base shelf prospectus dated November 10, 2023.

Toronto, Ontario (March 17, 2025) - Bitfarms Ltd. (NASDAQ/TSX: BITF), a global Bitcoin and vertically integrated data center company, today announced the successful completion of its previously announced acquisition of Stronghold Digital Mining, Inc. (“Stronghold” or “SDIG”).

The acquisition of Stronghold yields the following benefits:

Strategic MW Growth

-Increases energy portfolio to 623 Megawatts Under Management (“MWuM”) with incremental 165 MW of active generating capacity and 142 MW of immediately available import capacity

-Secures 1.1 GW growth pipeline in Pennsylvania, including current power generation capacity, current grid import capacity and future import capacity

-PJM demand response programs anticipated to reduce overall electricity costs

U.S. Portfolio Expansion

-Rebalances year-end 2025 energy portfolio to 80% North American and 20% international

Advancement of HPC/AI Strategy

-Potential to develop two power campuses totaling nearly one gigawatt for HPC/AI

-Strategic partners WWT and ASG prioritizing Stronghold sites for potential HPC/AI conversion

EH Growth

- Adds nearly 1 Exahash Under Management (“EHuM”) through existing Canaan hosting agreements with 50% profit split, bringing Bitfarms total to 18 EHuM

- Previously announced Stronghold hosting agreements are now Bitfarms self-mining

Ben Gagnon, Chief Executive Officer of Bitfarms, stated, “The completion of this strategic acquisition further expands our U.S. footprint and makes us the industry leader in the PJM market. With Stronghold’s portfolio of power assets, combined with our operational expertise and balance sheet strength, we are well positioned to create long-term value for our shareholders by executing on our US strategy and developing an HPC/AI business geared for scale. Our combined PJM pipeline, spanning three sites in Pennsylvania, totals over 1 GW with strategically located land, power and fiber that is well-suited for both HPC/AI and Bitcoin mining. This marks the start of an exciting new chapter for Bitfarms, and we’re thrilled to welcome the talented Stronghold team to write that chapter with us.”

Transaction Details

Bitfarms acquired Stronghold in a stock-for-stock merger pursuant to which Stronghold shareholders received 2.52 shares of Bitfarms for each share of Stronghold they own and Stronghold became a wholly-owned subsidiary of Bitfarms. Approximately 59,678,164 Bitfarms common shares and 10,574,848 Bitfarms warrants are being issued in connection with the consummation of the merger. In addition, approximately $44.5 million was paid at closing to retire outstanding Stronghold loans.

In connection with the completion of the transaction, SDIG’s common stock ceased trading on Nasdaq prior to the opening of trading today.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global Bitcoin and vertically integrated data center company that sells its computational power to one or more mining pools from which it receives payment in Bitcoin. Bitfarms develops, owns, and operates vertically integrated mining facilities with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers.

Bitfarms currently has 15 operating Bitcoin data centers in four countries: the United States, Canada, Paraguay, and Argentina. Powered predominantly by environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com
https://www.facebook.com/bitfarms/

http://x.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Glossary of Terms

●	MWuM = Megawatts Under Management, the electrical capacity currently being utilized or available to utilize in Bitfarms data centers which includes immediately available grid import capacity and active generation capacity

●	EHuM = Exahash Under Management, which includes Bitfarms’ proprietary hashrate and hashrate being hosted by Bitfarms for third-party hosting clients

●	EH or EH/s = Exahash or exahash per second

●	MW or MWh = Megawatts or megawatt hour

●	HPC/AI = High Performance Computing / Artificial Intelligence

●	PJM = Pennsylvania-New Jersey-Maryland Interconnection

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding the positive impact of the Stronghold acquisition and the ability to gain access to additional electrical power and grow hashrate of the Stronghold business, target hashrate, opportunities relating to the Company’s geographical diversification and expansion, the merits of the rebalancing operations to North America and projected growth, the North American energy and compute infrastructure strategy, opportunities relating to the potential of the Company’s data centers for HPC/AI, performance of the plants and equipment upgrades and the impact on operating capacity including the target hashrate and multi-year expansion capacity, the opportunities to leverage Bitfarms’ proven expertise to successfully enhance energy efficiency and hashrate, and other statements regarding future growth, plans and objectives of the Company are forward-looking information. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: an inability to apply the Company’s data centers to HPC/AI opportunities on a profitable basis; a failure to secure long-term contracts associated with HPC/AI customers on terms which are economic or at all; the construction and operation of the Company’s facilities may not occur as currently planned, or at all; an inability to successfully integrate the business of Stronghold Digital Mining, Inc. as contemplated, or at all; expansion may not materialize as currently anticipated, or at all; the anticipated merits of the HPC/AI strategy, the benefits and programs of the PJM deregulated market and the objectives of diversification in general may not be realized as planned; efforts to improve and optimize the performance of equipment may not be successful; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company’s profitability; future capital needs and the ability to complete current and future financings, including Bitfarms’ ability to utilize an at-the-market offering program ( “ATM Program”) and the prices at which securities may be sold in such ATM Program, as well as capital market conditions in general; share dilution resulting from an ATM Program and from other equity issuances; the risk that a material weakness in internal control over financial reporting could result in a misstatement of the Company’s financial position that may lead to a material misstatement of the annual or interim consolidated financial statements if not prevented or detected on a timely basis; any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; and the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.sedarplus.ca (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the restated MD&A for the year-ended December 31, 2023, filed on December 9, 2024. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended, including factors that are currently unknown to or deemed immaterial by the Company. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law. Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Investor Relations Contacts:

Tracy Krumme

SVP, Head of IR & Corp. Comms.

+1 786-671-5638

tkrumme@bitfarms.com

Media Contacts:

Caroline Brady Baker

Director, Communications

cbaker@bitfarms.com

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